Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 24, 2009

Relating to Preliminary Prospectus Supplement dated September 22, 2009

Registration Statement Nos. 333-157751 and 333-162056

Incyte Corporation

18,000,000 Shares of Common Stock

The following information relates only to the securities described below and should be read together with the preliminary prospectus supplement dated September 22, 2009, including the documents incorporated by reference therein and the accompanying prospectus dated April 16, 2009 and the documents incorporated by reference therein relating to these securities. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer:	Incyte Corporation, a Delaware corporation

Ticker / Exchange:	INCY / The NASDAQ Global Market

Title of Securities:	Common stock, $.001 par value per share, of the Issuer (“Common Stock”)

Shares Offered and Sold:

18,000,000 shares of Common Stock (or 20,700,000 shares if the underwriters exercise their option to purchase additional shares in full).

As part of this offering, the underwriters are selling an aggregate of 2,000,000 shares of Common Stock to entities affiliated with Julian C. Baker, one of the Issuer’s directors and principal stockholders.

Last Reported Sale Price of Common Stock on The NASDAQ Global Market on September 24, 2009:	$6.88

Initial Price to Public:	$6.75

Use of Proceeds:

The Issuer estimates that the net proceeds from the sale of the 18,000,000 shares of Common Stock in the offering will be approximately $114.7 million, after deducting the underwriting discount and estimated offering expenses, or approximately $132.0 million if the underwriters exercise their option to purchase additional shares in full.

The Issuer intends to use the net proceeds from this offering for general corporate purposes, including research and development purposes.

Concurrently with this offering, the Issuer is offering $350,000,000 principal amount of its 4.75% Convertible Senior Notes due 2015 (the “Notes”) (or a total of $400,000,000 principal amount if the initial purchasers in that offering exercise in full their option to purchase additional Notes) in a separate private offering to qualified institutional buyers.  The Notes will be convertible into shares of Common Stock, or shares of preferred stock, $.001 par value per share, of the Issuer (“Preferred Stock”) in lieu of Common Stock, at an initial conversion rate of 113.9601 shares of Common Stock per $1,000 principal amount of Notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $8.78 per share. As part of that offering, the initial purchasers are selling an aggregate of $160,000,000 principal amount of the Notes to entities affiliated with Julian C. Baker, one of the Issuer’s directors and principal stockholders. The Issuer estimates that the net proceeds from its concurrent private offering of the Notes will be approximately $338.8 million, or $387.3 million if the initial purchasers’ option to purchase additional Notes is exercised in full. The Notes and the Common Stock, or shares of Preferred Stock in lieu of Common Stock, issuable upon conversion of the Notes have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

The Issuer intends to use the net proceeds from the concurrent offering of Notes to repurchase or otherwise retire outstanding debt, including its 3½% Convertible Senior Notes due 2011 and 3½% Convertible Subordinated Notes due 2011, through open market transactions, negotiated transactions or otherwise, and, to the extent not used to repurchase or otherwise retire outstanding debt, for general corporate purposes. The Issuer has agreed to repurchase $38.3 million aggregate principal amount of its 3½% Convertible Senior Notes due 2011 and $59.1 million aggregate principal amount of its 3½% Convertible Subordinated Notes due 2011 from entities affiliated with Julian C. Baker, one of the Issuer’s directors and principal stockholders, and expects to repurchase, upon the closing of this offering, an additional $48.0 million aggregate principal amount of its 3½% Convertible Senior Notes due 2011 and an additional $40.9 million aggregate principal amount of its 3½% Convertible Subordinated Notes due 2011 pursuant to privately negotiated transactions with other holders, and intends to use a portion of the net proceeds from the offering of Notes for these repurchases.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc.

Capitalization:	The following table replaces the table set forth on page S-33 of the preliminary prospectus supplement:

	As of
	June 30, 2009
	(unaudited)
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands)
Cash, cash equivalents and short-term and long-term marketable securities	$147,485	$262,160	$600,910 (3)
Long-term debt	$401,225	$401,225	$751,225
Stockholders’ deficit:
Preferred stock, $.001 par value; 5,000,000 shares authorized; none issued and outstanding actual and as adjusted (4)	—	—	—
Common stock, $.001 par value; 200,000,000 shares authorized; 97,785,047 shares issued and outstanding actual, 115,785,047 shares issued and outstanding as adjusted	98	116	116
Additional paid-in capital	967,964	1,082,621	1,082,621
Accumulated other comprehensive loss	(107)	(107)	(107)
Accumulated deficit	(1,259,385)	(1,259,385)	(1,259,385)
Total stockholders’ deficit	(291,430)	(176,755)	(176,755)
Total capitalization	$109,795	$224,470	$574,470

(1)	After giving effect to the sale of 18,000,000 shares of Common Stock in this offering after deducting the underwriting discount and estimated offering expenses.

(2)

After giving effect to the sale of 18,000,000 shares of Common Stock in this offering after deducting the underwriting discount and estimated offering expenses, the receipt of the estimated net proceeds from the concurrent offering of $350,000,000 principal amount of convertible notes. Does not reflect the repurchase of the Issuer’s 3½% Convertible Senior Notes due 2011 and the Issuer’s 3½% Convertible Subordinated Notes due 2011.

(3)

Includes approximately $49 million of the estimated net proceeds of the concurrent offering of convertible notes to be invested and held in escrow for the payment of the first six semi-annual interest payments on the notes.

(4)	The Issuer has designated 100,000 shares of preferred stock as series A preferred stock, none of which is outstanding as of the date hereof.

The Issuer has filed a registration statement (including a prospectus dated April 16, 2009 and a preliminary prospectus supplement dated September 22, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Copies of the prospectus and the preliminary prospectus supplement may be obtained from Goldman, Sachs & Co., Prospectus Department, by calling toll-free 866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 22, 2009 and the accompanying prospectus.  The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.